

Mail Stop 4631

June 27, 2016

Via E-mail
Mr. Derrick A. Jensen, Chief Financial Officer
Quanta Services, Inc.
2800 Post Oak Boulevard, Suite 2600
Houston, TX 77056

> **Re: Quanta Services, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-13831**

Dear Mr. Jensen:

We have reviewed your May 26, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2016 letter.

Form 10-K for the year ended December 31, 2015

Consolidated Financial Statements
2. Summary of Significant Accounting Policies, Revenue Recognition, page 98

1.   We note your response to prior comment 4 from our letter dated April 28, 2016. To the extent that material positive and negative changes in estimates offset each other in a period, please revise future filings to separately quantify and disclose their impact. In addition, we note in MD&A you attribute declines in gross profit margins during the year ended December 31, 2015 to $73 million in contract losses you recorded during the period; however, we note no disclosures that indicate the contract losses were offset by positive changes in estimates on other contracts that you recorded during the same period.

Please revise MD&A in future filings to separately disclose and discuss the impact of material positive and negative changes in estimates during each period presented.

Form 8-K filed on May 5, 2016

2.   It appears to us you may not adequately explain why each non-GAAP financial measure you present is useful to investors and may not explain or properly present the tax effects of adjustments to your non-GAAP financial measures which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction